Exhibit 99.3

SAMSON OIL & GAS LIMITED TO DRILL A BAKKEN FORMATION WELL IN NORTH DAKOTA

Denver 1700 hours 30th June 2008, Perth 0700 hours 1st July, 2008

Samson Oil & Gas Limited currently produces around 100 BOPD (gross) from a horizontal well placed in the Bluell Formation of the North Harstad oil field which is located in the central part of the Williston Basin. This well has been on production for 15 months and has demonstrated the productive capacity of this formation such that development wells adjacent to this location are being planned as part of Samson’s effort to enlarge its oil production profile to take advantage of the exceptional oil price that is currently in effect.

In addition to this Bluell activity Samson has received a proposal from the operator of the field to drill a Bakken Formation well. This well is proposed to be drilled to a vertical depth of 11,335 feet, plugged back and then drilled horizontally for 4,800 feet in the middle Bakken zone. The Bakken zone is planned to be stimulated using state of the art technology which will include external casing packers such that the well is stimulated along its entire horizontal length. Samson has 50% equity in the well and is looking to reduce this equity by way of farmout where it would retain 31.25% equity in the well. Samson’s participation in this well will depend on the successful marketing of this property which is now underway.

The well is expected to spud mid-August, subject to rig availability. The current United States Geologic Survey (USGS) assessment for Bakken contingent reserves within the Central Basin where this field is located is 485 million barrels of oil and 246 billion cubic feet of gas (Mean reserves). Current production from the Bakken in just the North Dakota portion of the Williston Basin was 6,200 barrels of oil per day and 30 million cubic feet of gas per day for the month of May 2008 from 88 wells.

Using data from a leading service company’s case study, Samson’s North Harstad leased area could contain a contingent recoverable oil volume of 7.7 million barrels of oil from the Bakken of which 3.2 million barrels would be net to Samson.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depositary Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including changes in the price of oil and natural gas and uncertainties inherent in estimating the timing and results of exploration activities and in the accuracy of predictions made on the basis of seismic data.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.